Filed Pursuant to Rule 424(b)(5)

Registration No. 333-279435

PROSPECTUS SUPPLEMENT

(To Prospectus Supplement dated September 30, 2025, to Prospectus dated May 28, 2024)

Up to $6,117,000

Common Stock

This prospectus supplement amends and supplements the information in the prospectus, dated May 28, 2024 (the “ATM Prospectus”), to the accompanying base prospectus, dated May 28, 2024 (the “Base Prospectus” and, collectively with the ATM Prospectus, the “Prospectus”), filed as a part of our registration statement on Form S-3 (File No. 333-279435) (the “Registration Statement”), as supplemented by the prospectus supplement, dated September 30, 2025, relating to the offering, issuance and sale by us of our common stock, par value $0.001 per share (“Common Stock”), from time to time that may be issued and sold under the At The Market Offering Agreement (the “Sales Agreement”), dated May 15, 2024, with H.C. Wainwright & Co., LLC, as lead agent (the “Lead Agent”) and the co-agents party thereto (collectively with the Lead Agent, the “Sales Agents”). Through the date hereof, we have sold an aggregate of $10,099,081.50 of shares of our Common Stock through the Sales Agents under the Sales Agreement. This prospectus supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto.

We are filing this prospectus supplement to: (i) reflect that Ventum Financial Corp. and Stifel, Nicolaus & Company, Incorporated are added as co-agents under the Sales Agreement, and Laurentian Bank Securities Inc. and Roth Capital Partners, LLC are removed as co-agents under the Sales Agreement and (ii) amend the ATM Prospectus to update the maximum amount of shares we are eligible to sell under our Registration Statement pursuant to General Instruction I.B.6 of Form S-3. As a result of these limitations and the current public float of our Common Stock, and in accordance with the terms of the Sales Agreement, we may offer and sell shares of our Common Stock having an aggregate offering price of up to $6,117,000 from time to time through the Sales Agents, which does not include the shares of Common Stock having an aggregate sales price of $10,099,081.50 that were sold pursuant to the Prospectus and in accordance with the Sales Agreement to date. In the event that we may sell additional amounts under the Sales Agreement in accordance with General Instruction I.B.6, we will file another prospectus supplement prior to making such additional sales. None of our shares of Common Stock will be offered or sold in Canada under this prospectus supplement and the accompanying ATM Prospectus.

As of the date of this prospectus supplement, the aggregate market value of our outstanding Common Stock held by non-affiliates, or the public float, was $46,841,206, which was calculated based on 3,230,428 shares of our outstanding Common Stock held by non-affiliates at a price of $14.50 per share, the closing price of our Common Stock on the Nasdaq Capital Market on October 14, 2025. During the 12 calendar months prior to, and including, the date of this prospectus supplement, we sold securities with an aggregate market value of approximately $9,495,847 pursuant to General Instruction I.B.6 of Form S-3.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 3 of the ATM Prospectus and any similar section included in any accompanying prospectus supplement and in the documents incorporated by reference in the ATM Prospectus for a discussion of the factors you should carefully consider before deciding to purchase these securities.

Our Common Stock and warrants to purchase shares of Common Stock (the “Warrants”) are listed on the Nasdaq Capital Market under the symbols “USGO” and “USGOW”, respectively. On December 11, 2025, the last reported sale price of our common stock and Warrants as reported on the Nasdaq Capital Market was $10.31 and $0.5423 per share, respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Lead Agent

H.C. Wainwright & Co.

Co-Agents

Ventum Financial Corp.	Stifel

The date of this prospectus supplement is December 12, 2025.

PLAN OF DISTRIBUTION

We have entered into a sales agreement with the Lead Agent and the co-agents party thereto, under which we may issue and sell from time to time shares of our common stock, subject to certain limitations, through the Designated Agent as our sales agent. Pursuant to this prospectus and the accompanying base prospectus, we may offer and sell shares of our common stock having an aggregate offering price of up to $6,117,000. Sales of the common stock, if any, will be made by any method permitted by law deemed to be an “at-the-market offering” as defined in Rule 415 promulgated under the Securities Act, including, without limitation, sales made directly on or through the Nasdaq Capital Market, the trading market for our common stock, or any other existing trading market in the United States for our common stock, sales made to or through a market maker other than on an exchange or otherwise, directly to the sales agent as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or in any other method permitted by law.

The Designated Agent will offer our common stock at prevailing market prices subject to the terms and conditions of the sales agreement as agreed upon by us and the Designated Agent. We will designate the number of shares which we desire to sell, the time period during which sales are requested to be made, any limitation on the number of shares that may be sold in one day and any minimum price below which sales may not be made. Subject to the terms and conditions of the sales agreement, the Designated Agent will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations to sell on our behalf all of the shares of common stock requested to be sold by us. We or the Designated Agent may suspend the offering of the common stock being made through the Designated Agent under the sales agreement upon proper notice to the other party. None of our shares of common stock will be offered or sold in Canada under this prospectus and the accompanying prospectus.

Settlement for sales of shares of common stock will occur on the first trading day following the date on which any sales are made (or any such other settlement cycle as may be in effect under Exchange Act Rule 15c6-1 from time to time) or on such other date that is agreed upon by us and the Designated Agent, in return for payment of the net proceeds to us. Sales of our common stock as contemplated in this prospectus will be settled through the facilities of The Depository Trust Company or by such other means as we and the Designated Agent may agree upon. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

We will pay the Designated Agent, upon each sale of our shares of common stock pursuant to the sales agreement, a cash commission equal to 2.5% of the gross sales price of the shares sold through it. Because there is no minimum offering amount required as a condition to this offering, the actual total offering amount, sales commissions and proceeds to us, if any, are not determinable at this time. Pursuant to the terms of the sales agreement, we agreed to reimburse the Lead Agent for the reasonable fees and expenses of its legal counsel incurred in connection with entering into the transactions contemplated by the sales agreement up to $75,000, which was paid at commencement of the offering, and $35,000 in connection with this prospectus supplement. Additionally, pursuant to the terms of the sales agreement, we agreed to reimburse the Lead Agent up to $5,000 per due diligence update session. We estimate that the total expenses of the offering payable by us, excluding commissions and other fees payable to the Lead Agent under the sales agreement, will be approximately $140,000 assuming we sell the entire amount offered pursuant to this prospectus. We will disclose in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as applicable, the number of shares of our common stock sold through the Designated Agent under the sales agreement, the net proceeds to us and the compensation paid by us to the Designated Agent with respect to sales under the sales agreement during the relevant quarter.

In connection with the sales of common stock on our behalf, each Sales Agent will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to each Sales Agent will be deemed to be underwriting commissions or discounts. We have agreed in the sales agreement to provide indemnification and contribution to the Sales Agents against certain liabilities, including liabilities under the Securities Act.

The offering of our shares of common stock pursuant to this prospectus will terminate upon the earlier of (i) the sale of all of our shares of common stock provided for in this prospectus or (ii) termination of the sales agreement as permitted therein.

To the extent required by Regulation M, each Sales Agent will not engage in any market making activities involving our shares of common stock while the offering is ongoing under this prospectus.

From time to time, each Sales Agent and its affiliates have and may provide in the future various advisory, investment and commercial banking and other services to us and our affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. In addition, in the ordinary course of its various business activities, each Sales Agent and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Each Sales Agent or its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

This prospectus in electronic format may be made available on a website maintained by each Sales Agent and a Sales Agent may distribute this prospectus electronically.

Offer Restrictions – Canada

This prospectus is not and under no circumstances is to be construed as a prospectus, advertisement or a public offering of the common stock under Canadian securities laws. The securities being registered hereunder have not been and will not be qualified by a prospectus for the offer or sale to the public in Canada under applicable Canadian securities laws. No securities commission or similar regulatory authority in Canada has reviewed this prospectus or in any way passed upon the merits of the securities being registered hereunder and any representation to the contrary is an offence.